Divakar Gupta
T: (212) 479-6474 dgupta@cooley.com
Via EDGAR

January 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill

Tim Buchmiller

Li Xiao

Mary Mast

Re:	Alto Neuroscience, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 28, 2023

CIK No. 0001999480

Ladies and Gentlemen:

On behalf of Alto Neuroscience, Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2024 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to the draft Registration Statement on Form S-1, as confidentially submitted to the Commission on December 28, 2023. Concurrently with the submission of this response letter, the Company is filing a revised Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 28, 2023

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 3, which we reissue in part.

•

Please describe, where appropriate, each of the discussions you have had with the FDA regarding your novel approach to the discovery and development of your product candidates using your Platform, as well as any material outcomes of such discussions.

•

Explain whether you are basing your current expectation that you may be required to develop and obtain FDA approval of a companion diagnostic for any of your product candidates upon your prior discussions with the FDA. Also, please describe when you expect to know more definitively the FDA’s views on this subject and how such views may affect your plans.

Cooley LLP 55 Hudson Yards New York, NY 10001

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

January 12, 2024

Page Two

Response: The Company respectfully advises the Staff that its discussions with the FDA concerning its approach to developing its product candidates have occurred in the ordinary course of its clinical development process, including through submissions of clinical trial protocols and written feedback in response to meeting requests. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 125 of the Registration Statement and has added disclosure on page 145 of the Registration Statement to provide additional detail concerning its material interactions with the FDA.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 2, 8, 9, 26, and 125 of the Registration Statement to indicate that the Company expects to initiate discussions with the FDA concerning the development of companion diagnostics at its end of Phase 2 meetings with respect to ALTO-100 and ALTO-300.

2.

We note your revisions in response to prior comment 5, which we reissue. Please further revise the disclosure on pages 1, 103, and 123 to include the information contained in your response to prior comment 5 in your letter dated December 28, 2023 concerning your goal to ultimately provide treatments, if approved, that are tailored to specific patient populations and explain how this might allow you to avoid the current lengthy paradigm of treating psychiatric patients.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 104, and 124 of the Registration Statement.

Our Pipeline, page 3

3.

We note your revisions in response to prior comment 7, which we reissue in part. Please revise your disclosure on pages 4, 104, and 125 to clarify whether or not the Company’s representatives have had any interaction to date with the FDA regarding its willingness to accept foreign clinical trial data underpinning the recently submitted IND covering ALTO-203 in MDD. Also, please revise the Prospectus Summary to disclose the risk that the FDA or comparable regulators may not accept earlier clinical data generated abroad, in which case you may need to conduct additional clinical trials, as referenced in your risk factor on page 31.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 105, and 126 of the Registration Statement.

4.

We note your revisions in response to prior comment 13, which we reissue in part. Please further revise your discussion of the clinical development of your ALTO-202 program here and in the Business section where appropriate to disclose the following information with respect to any material clinical trials that third parties conducted:

•	The trial design;

•	The number of participants in the trial;

•	The primary and secondary endpoints as well as the results as they relate to those endpoints; and

•	The occurrence of any series adverse events.

Cooley LLP 55 Hudson Yards New York, NY 10001

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

January 12, 2024

Page Three

Additionally, please include a description of any material development activities you have conducted to date since licensing ALTO-202, relevant clinical work conducted or in process, and the remaining steps to develop and commercialize the product and disclose when you plan to initiate a Phase 2 trial for ALTO-202 and expect to report data from that trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Registration Statement. The Company respectfully advises the Staff that the Company is currently in the process of planning the next phase of clinical development for ALTO-202, which the Company expects to be informed by the outcomes of its ongoing Phase 2b trials of ALTO-100 and ALTO-300.

Risk Factor Summary, page 8

5.

Consistent with your disclosure on page 162 and elsewhere, please revise your summary risk and risk factor disclosure where appropriate to highlight that issued patents covering the composition of ALTO-202 are due to retire in 2024 (compound) and 2035 (polymorph) and patents covering the composition of ALTO-203 in 2027.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 48, and 63 of the Registration Statement.

Business

ALTO-101 Biological Rationale, page 151

6.

We note your response stating that you have revised disclosure on page 152 to ensure that the graphics included are legible. However, we observe that the revisions are not sufficient to render your disclosures easily readable without magnification, as certain text remains too small to be clear. Please further review and revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the graphic on page 153 as well as other graphics throughout the Registration Statement to make them more easily readable.

* * *

Cooley LLP 55 Hudson Yards New York, NY 10001

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

January 12, 2024

Page Four

Please contact me at (212) 479-6474 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Amit Etkin, M.D., Ph.D., Alto Neuroscience, Inc.

Nicholas Smith, Alto Neuroscience, Inc.

Erin McQuade, Alto Neuroscience, Inc.

Christina Roupas, Cooley LLP

Courtney Tygesson, Cooley LLP

Laurie Bauer, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Christopher Lueking, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, NY 10001

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com